Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Kabel Deutschland GmbH

Form 20-F for the Fiscal Year Ended March 31, 2007

Filed July 31, 2007

File No. 333-137371

Dear Mr. Spirgel

By letter dated March 14, 2008, the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the Commission) provided certain comments to Kabel Deutschland GmbH (KDG or the Company) in response to our Form 20-F for the Fiscal Year Ended March 31, 2007 that was filed on July 31, 2007.

For your convenience we have reproduced in italics below the comments in the March 14, 2008 letter and have provided the Company’s responses below each comment.  Please note that under the Commission’s revised rules allowing foreign private issuers to file financial statements in accordance with International Financial Reporting Standards without reconciliation to US GAAP, in future filings we do not plan to present a reconciliation to US GAAP as we have met all requirements to eliminate such reconciliation.

Item 5. Operating and Financial Review and Prospects, page 54

B. Liquidity and Capital Resources, page 76

1                We note at page F-38 that you have disclosed the requirements for two covenants relating to your Senior Credit Facility. It appears that these covenants may be material to your financial position and liquidity. In future filings, we believe you should disclose the requirements of these covenants and any other you deem to be material, your current calculation of these measures, and the impact of non-compliance on your financial condition and liquidity.

Response to SEC-Comments (March 14, 2008)	April 24, 2008

In future filings of the Annual Report on Form 20-F, the Company will provide additional information regarding the significant requirements of the covenants including in the financing agreements, the current calculation of the covenants and the impact of non-compliance on KDG’s financial condition and liquidity.

Cash flow for the Fiscal Year Ended March 31, 2007 compared to the Fiscal Year Ended March 31, 2006, page  77

2                In light of the fact that your principal source of liquidity on an ongoing basis is your operating cash flow, expand, in future filings, your discussion of cash flow from operating activities to more thoroughly explain the underlying reasons for the decline in these cash flows in fiscal 2007. In addition, discuss any known trends of uncertainties with respect to your ability to meet your dept service obligations and other material commitments.

The Company will discuss the changes to cash flows from operating activities in a more detailed way in future filings of the Annual Report on Form 20-F, including a discussion of the decrease in cash flows for 2007 compared to 2006.  We will also address any known trend of uncertainties with respect to our ability to meet our debt service obligations and other material commitments.

F. Tabular Disclosure of Contractual Obligations, page 79

3                We note that you have excluded interest from your contractual obligations table. It appears that this disclosure would be more complete if you include your interest obligations on your fixed rate debt within the table. Please revise in future filings.

In future filings of the Annual Report on Form 20-F, the Company will include interest obligations on its fixed rate debt in the contractual obligations table.

Note 1.2 Basis of Presentation, page F-10

4                Since you have prepared your income statement using the cost of sales method, you should disclose, in future filings, your expenses classified by nature, as required by paragraph 93 of IAS 1.

In accordance with IAS 1.93, an entity classifying expenses by function shall disclose additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense. The Company disclosed such information on page F-27ff. (Note 3.2 Cost of Services Rendered, Note 3.4 Selling Expenses, Note 3.5 General and Administrative Expenses and Note 3.6 Personnel Expenses) as well as on page F-72ff. (fixed assets schedules) for the fiscal year ended March 31, 2007 and prior periods. Included are disclosures regarding the amount of depreciation and amortization that are part of the expenses recognized as Costs of Services Rendered, Selling Expenses as well as General and Administrative Expenses. Based on the information provided, the Company believes that the requirements of IAS 1.93 are fulfilled and will continue to disclose such information in future filings.

Note 1.3: Consolidation, page F-11

1.3.1 Scope of Consolidation, page F-11

5                We note that Deutsche Kabel Services Verwaltungs GmbH was liquidated and deregistered during the fiscal year ended March 31, 2007. Tell us how you determined that presentation as discounted operation was not appropriate under IFRS 5 and under SFAS 144 for U.S. GAAP reporting.

Deutsche Kabel Services Verwaltungs GmbH was an intermediate holding company with no operating business activities. For the fiscal year ended March 31, 2005 and March 31, 2006, the net income (loss) of this entity amounted to TEUR 1 and TEUR (3), respectively.

The criteria mentioned in IFRS 5.32 are not fulfilled because Deutsche Kabel Services Verwaltungs GmbH was not disposed of and does not represent a separate major line of business or geographical area of operations, was not part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations and was not a subsidiary acquired exclusively with a view to resale. Therefore, Deutsche Kabel Services Verwaltungs GmbH is not considered a discontinued operation under IFRS. Since the company was an intermediate holding company, the liquidation and deregistration was only a legal restructuring on an intra-group basis and had no effect for the consolidated financial statements of KDG for the fiscal year ended March 31, 2007.

SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of under U.S. GAAP. The standard also focuses on a component of an entity. Similar to IFRS 5.32, SFAS 144.41 states that a component of an entity comprises of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Since Deutsche Kabel Services Verwaltungs GmbH was an intermediate holding company and did not generate its own operating results and cash flows, its liquidation did not fulfill the criteria of a component of an entity as its liquidation had no impact on the consolidated results of operations and cash flows. Therefore, the criteria of a discontinued operation were not met under U.S. GAAP.

Note 2.1. Property and Equipment, page F-13

6                We note that you do not capitalize borrowing costs. Tell us how you accounted for these costs for U.S. GAAP reporting purposes and your basis in accounting literature for your accounting treatment.

Our policy under IFRS is to expense interest costs.  However, in accordance with SFAS 34, interest cost for qualifying assets must be capitalized as part of the historical cost of acquiring, and making such qualifying assets ready for their intended use. SFAS 34.9 contains guidance regarding the characteristics of qualifying assets:

a. Assets that are constructed or otherwise produced for an enterprise’s own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made)

b. Assets intended for sale or lease that are constructed or otherwise produced as discrete projects (e.g., ships or real estate developments).

The provisions of capitalizing interest costs apply if an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location (SFAS 34.6). Under U.S. GAAP, there is no specific guidance on how long a period of time is necessary to be considered a qualifying asset. For U.S. GAAP-purposes, the Company interprets the expression “a period of time” to be a period well in excess of six months based on our understanding of application of U.S. GAAP in practice.

The Company has not acquired or constructed any property, plant, and equipment for which the period required to acquire and make such assets ready for their intended use exceeded six months. The Company’s significant historical asset construction consisted primarily of a project to upgrade the existing cable-network for 2-way-communication (feedback channel) which the Company undertook from time to time as KDG upgraded portions of the network. During the upgrades that were short in duration (less than six months), the cable network remained usable for delivering cable television signals.

Additionally, when new homes are connected to the existing cable-network the Company must incur certain construction costs; however the connection of the home to the network is completed in a short period of time.

Therefore, upgrades of the existing cable network and the connection of new homes to the network, did not fulfill the Company’s accounting policy for construction of a qualifying asset under U.S. GAAP. Therefore, KDG did not capitalize borrowing costs during the fiscal years ended March 31, 2005, 2006 and 2007 U.S. GAAP, resulting in no difference from IFRS.

Note 2.12 Revenue and Other Income, page F-19

Installation and network connection, page F-19

7                Tell us your basis for your accounting policy for the recognition of installation revenue under IFRS. In addition, tell us how your policy complies with U.S. GAAP, including SFAS 51, which requires initial hookup revenue in excess of direct selling cost to be deferred.

Revenue recognition of installation fees is based on the general revenue recognition criteria for rendering of services (IAS 18.20). The appendix of IAS 18 accompanies but is not part of the standard itself and contains guidance to determine whether the revenue recognition criteria for installation fees are met. Generally, the installation revenue should be accounted for separately from the service and other revenue if it is a separate element.  In accordance with IAS 18 Appendix 10 installation fees are recognized as revenue by reference to the stage of completion of the installation, unless they are incidental to the sale of a product, in which case they are recognized when the goods are sold. In addition to this, IAS 18 Appendix 17 contains guidance for initiation, entrance and membership fees. If the fee permits only membership and all other services or products are paid for separately, or if there is a separate annual subscription, the fee is recognized as revenue when no significant uncertainty as to its collectibility exists. If the fee entitles the member to services or publications to be provided during the membership period, or to purchase goods or services at prices lower than those charged to non-members, it is recognized on a basis that reflects the timing, nature and value of the benefits provided.

In practice, certain customers require installation service and certain customers do not.  The installation fees do not entitle the customer to services to be provided during the initial contract periods nor do they allow the customer to purchase services at prices lower than the price usually charged to customers for these services without installation. Therefore, after establishing the cable connection, the Company has completely rendered their contracted services to the customer related to the installation element and the customer is afterwards connected to the cable network of the Company under a contract for service. The Company is not required to provide, and the customer does not have to order, further cable access services after the one-time installation.  Therefore, installation is considered a separate element under IFRS and the revenue recognition criteria for installation fees are met upon installation.

SFAS 51 contains guidance regarding revenue recognition of installation fees for Cable Television Companies. In accordance with SFAS 51, initial hookup revenue shall be recognized as revenue to the extent of direct selling costs incurred. The remainder shall be deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the system. KDG did not defer any installation fees received during the fiscal years ended March 31, 2005, 2006 and 2007, since the direct selling costs exceeded the installation fees in each of these periods. The Company prepares an analysis on an annual basis regarding the Direct Selling Costs (as defined in Appendix A of SFAS 51) incurred. Since the Company capitalizes subscriber acquisition costs for fixed-term contracts, these costs are not considered as part of Direct Selling Costs for purposes of this analysis (see also question 14).

Note 4.6 Intangible Assets, page F-34

8                It appears that you have not recorded any value associated with the right to provide cable access to homes within your region in connection with your previous business combinations. Tell us your consideration of whether these rights met the definition of an intangible asset under IAS 38 for IFRS and SFAS 141 for U.S. GAAP.

When KDG acquired the cable network on March 13, 2003 the Company did not acquire contract-based rights to deliver cable television signals to end-customers within a specified region. Unlike the cable operators in the United States, the Company is not required to negotiate with local authorities to obtain the right to offer cable access services.  Therefore, no asset associated with the right to provide cable access to homes within the regions where KDG operates was recorded.

In accordance with IFRS 3.37, the acquirer shall recognize separately the acquiree’s identifiable assets, including intangible assets. In accordance with IAS 38, an asset meets the identifiability criterion in the definition of an intangible asset only if it (a) is separable, i.e. capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability; or (b) arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations (IFRS 3.46).

Similar to IFRS, an identifiable intangible asset is required to be accounted for separately from goodwill under U.S. GAAP only if it arises from contractual or other legal rights; or it is separable, i.e. it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged (SFAS 141.39).

As noted above, in Germany, cable television operators are not required to obtain permission (legal, contractual or otherwise) to provide services to end-customers. Other level 3 operators (part of the cable television network which distributes the signal primarily via co-axial cable to the home connection points) could extend their businesses to regions where KDG delivers signals to customers. There are also level 4 operators (operators of in-house-networks) that operate within the regions in which KDG provides services.  Therefore, there are no legal or contractual rights, nor otherwise separable asset related to providing cable access to homes in Germany that would meet the criteria for recognition under IFRS or US GAAP.

MEP I, page F-51

9                Tell us how you accounted for the capital contribution made by members of the direct and indirect MEP I plans and the loan that financed the contributions.

The capital contribution to be made by the members of the direct and indirect MEP I plans was based on the fair price of the interests at the time of the transaction and separated into two different components. One component was the cash-payment in the amount of 30 percent of the total contribution, which was received by KDG and forwarded to Cayman Cable Holding L.P., the issuer of the common interests. The other component was financed by a loan granted directly by Cayman Cable Holding L.P. to the MEP I members.  Additionally, as loans are paid off, the cash has been transferred to Cayman.

Since these instruments were granted to employees of KDG by its parent, the Company must record the effects of this share based payment on its financial statements in accordance with IFRS 2 and SFAS 123(R).  Based on the fact that both under IFRS and U.S. GAAP the management equity program is classified as a cash-settled plan and treatment under IFRS and U.S. GAAP is consistent, the Company accounted for the full amount of the liability on its books by recording a debit to equity and a credit to liabilities for the original purchase price, which was equivalent to fair price at the date of the transaction.  The full liability was recorded as a deemed distribution, based on the expectation that this liability would be settled by KDG in the future.

10         Tell us how you accounted for the issuance of additional interests in the direct and indirect MEP I to the MEP I holders without any consideration.

As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations of 140 Mio. € under PIK-Notes issued by P4 Cayman Cable Ltd. , the Company founded by Providence Equity Partners and Ontario Teachers Pension Plan Board to acquire the remaining interests in Cayman Cable Holding L.P. in February 2006 from the other shareholders. With the agreed upon transfer of all shares of P4 Cayman Cable Ltd. to Cayman Cable Holding L.P. and the accompanying assumption of the PIK-Notes the value of each individual partners’ common interests in the partnership decreased and as such affected the value of the MEP I members interests. As a result of that, the partnership decided to adjust the number of interests of the members of direct and indirect MEP I to compensate this reduction. As this additional issue was for the purpose of compensating the reduction of the value of the interests, no additional contribution by the members of MEP I was required.

The situation described above resulted in no additional changes in accounting as of April 2006. In accordance with IFRS 2.30 for cash-settled share-based payment transactions, the entity has to measure the goods and services acquired and the liability incurred at the fair value of the liability. Since the number of interests per member has increased in the same proportion as the value of Cayman Cable Holding L.P. has decreased, the fair value of the liability has not changed based on the issuance of the additional interests. Therefore, there was no accounting impact other than the adjustment of the number of interests used as basis for calculating the total fair value of the liability for every MEP I member.

Under SFAS 123(R) this transaction essentially represented a modification related to an equity restructuring.  Under paragraph 54 of SFAS 123(R), the Company is required to remeasure the value of the share-based payment award before and after the modification (consistent with paragraph 51).  Consistent with IFRS, since the value of the aggregate common interests held by MEP participants is the same under the terms of the MEP plan before and after the modification, no additional compensation expense was recorded as a result of this modification.

11         We note that you decided that the fair price formula no longer approximated the fair value of the interests issued under MEP I during the fiscal year ended March 31, 2007. Tell us how you determined that the carrying value of the repurchase obligation related to vested MEP I interests at each balance sheet date through March 31, 2006 represented the fair value of the obligations.

The MEP plan was originated in March 2003, and under the original terms of the agreement required the repurchase of vested interests from employees leaving the Company at a formula price stated in the agreement.  This formula price was based on certain key measures relating to the performance of the entity, and as such was intended to approximate fair value.  In accordance with IFRS 2.2, share-based payment transactions are transactions in which an entity acquires goods or services by incurring liabilities to the supplier of those goods and services for amounts that are based on the price (or value) of the entity’s shares or other equity instruments of the equity. Based on this guidance and consistent with FAS 123 (R), the assumptions used in fair value measurement represent the best estimates as of the measurement date regarding expectations of the value at which the interests will be ultimately settled.  Since this plan was accounted for as cash settled (a liability plan) the common interests are accounted for at the estimated redemption (fair) value at each measurement date.

As of March 31, 2006 and for periods prior to this, it was the Company’s intention to settle MEP I using the formula price as stated in the respective limited partnership agreement, and multiple settlements had occurred at the formula price during the periods up to March 31, 2006.  On the basis of the method of calculation required by the plan and the fact that management had no intentions nor ability to settle MEP I using a value other than this formula price as of or before

March 31, 2006, the formula price represented a reasonable basis for measurement for the fair value of the non-public common interests.

Effective April 19, 2006 and in connection with the 5th amendment to the limited partnership agreement, the controlling shareholders of Cayman Cable modified the settlement terms of MEP I interests in Cayman Cable Holding L.P to better reflect current market value conditions, changing the settlement formula from an EBITDA formula with fixed multiples to a plan to consider current market conditions, based on discounted cash flow models.  Accordingly, the interests are accounted for based on the modified fair value settlement value prospectively from the modification date.

Note 5.6 Group Companies, page F-58

12         Explain in more detail your basis for not consolidating RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG for both IFRS and U.S. GAAP. Describe the nature of your ownership and voting rights.

Although KDG owns 52.6% of the shares of RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG (RKS), it does not consolidate RKS because, as a limited partner, it does not control RKS.  In accordance with IAS 27.13, control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.  The general partner makes all decisions for RKS and all substantive decisions such as financial budget, pricing policies, financing, hiring of employees and investments are required to be approved by the supervisory board.  As a limited partner of RKS, the predominant voting rights that KDG has are through its supervisory board members. As KDG has three out of six members, it does not have over 50% of voting rights. Additionally the limited partners, including KDG, do not have the power to appoint or remove the general partner of RKS.  We also note that while the disclosures regarding ownership of RKS are required under IFRS, this entity is not significant as it has annual revenues of approximately TEUR 1,000 and annual net income of TEUR 100.

For U.S. GAAP purposes, RKS is not a variable interest entity as it does not meet any of the conditions under FIN 46R.5 (i.e. the partnership is an operating business that supports its ongoing cash needs without subordinated financing, the limited partners’ voting rights are substantively proportional to their economic interests and the limited partners as a group control the entity).
In accordance with SFAS 94.2, as a general rule, ownership by one company, directly or indirectly, of over fifty per cent of the outstanding voting shares of another company is a condition indicating control and accordingly, consolidation. However, as RKS is a limited partnership, the Company considered the guidance in EITF 04-5.  As noted above, KDG does not have over fifty percent of voting rights and does not have the ability to dissolve the limited partnership or to remove the general partner without cause.  Therefore consistent with IFRS, KDG accounts for its investment in RKS using the equity method of accounting under U.S. GAAP.

Note 6. Reconciliation to U.S. GAAP, page F-62

(5) Financing Fees, page F-68

13         Explain for us in more detail the nature of adjustments relating to the timing of recognition of financing fees under U.S. GAAP versus IFRS for all three years presented. In addition, tell us your basis in IFRS for capitalizing the debt issuance costs associated with the May 2006 refinancing during the year ended March 31, 2006 and clarify when these costs were written off under IFRS.

In connection with the financing of the acquisition of the regional DTAG cable providers and subsequent refinancings, KDG incurred financing fees through the Senior Loan Facility, the Senior Credit Facility and the New Senior Credit Facility.

On March 29, 2004, KDG refinanced the 2003 Senior Loan Facility with a new Senior Credit Facility. The lenders of the Senior Credit Facility comprised four banks, the two banks from the previous Senior Loan Facility and two additional new banks. The refinancing was accounted for as a modification of the Senior Loan Facility under IFRS in accordance with IAS 39.40 and IAS 39.AG62 and under U.S. GAAP in accordance with EITF 96-19. Accordingly financing fees directly attributable to the Senior Credit Facility such as cost for agents, advisers, brokers and lawyers were capitalized and offset against related balances of debt as incurred in accordance with IAS 39.AG62, whereas under U.S. GAAP only fifty percent of these financing fees could be capitalized in accordance with EITF 96-19 because two new banks participated as lenders and only the financing fees related to these additional banks could be capitalized and amortized using the effective interest method. For the banks that participated in the previous facility the new third party financing fees had to be expensed under U.S. GAAP, as the refinancing with these banks was not considered an extinguishment.

Accordingly there was a difference of EUR 7.8 million as of March 31, 2005 between the financing fees offset against the related debt balances under IFRS and reported as an asset (deferred charges) under U.S. GAAP.

In March 2006, KDG signed a commitment letter for the New Senior Credit Facility in regard to potentially refinancing the Senior Credit Facility outstanding as of March 31, 2006. Therefore before the balance sheet date, KDG had both the ability and the intention to refinance the existing Senior Credit Facility which triggered a revision of its estimates of future payments relating to the Senior Credit Facility.

As a consequence KDG had to account for the carrying value of the Senior Credit Facility (which includes capitalized financing fees) by considering the repayment date as May 12, 2006 in accordance with IAS 39.AG8. Accordingly, the amortization of the financing fees was accelerated under IFRS. Under U.S. GAAP, debt issuance costs are amortized over the term of the debt using the effective interest method, and unamortized debt issuance costs related to an extinguishment are not written off until an extinguishment occurs.  Therefore KDG recorded a difference of EUR 47.2 million as of March 31, 2006 between the financing fees deferred under IFRS and U.S. GAAP.  When KDG repaid the remaining outstanding amounts owed and was relieved of its obligations in May 2006, the previous Senior Credit Facility was extinguished in accordance with SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  Accordingly under U.S. GAAP the remaining capitalized financing fees of EUR 47.2 million relating to the Senior Credit Facility extinguished in May 2006, were expensed in the fiscal year ended March 31, 2007.

The New Senior Credit Facility was entered into with a new bank and therefore all directly attributable financing fees associated with the New Senior Credit Facility have been capitalized and amortized using the effective interest method in accordance with IFRS and U.S. GAAP.  As of March 31, 2006, KDG did not capitalize any financing fees in connection with the May 2006 refinancing (the New Senior Credit Facility) under IFRS or U.S. GAAP.

As of March 31, 2007, there is no remaining difference in capitalized financing fees between IFRS and U.S. GAAP other than for balance sheet purposes the fees are offset against the related debt balance under IFRS and reported as an asset (deferred charges) under U.S. GAAP.

 (10) Subscriber Acquisition Costs, page F-71

14         Describe for us the nature of subscriber acquisition costs. Tell us your basis under U.S. GAAP for capitalizing these costs, including your consideration of SFAS 51. In addition, we note your disclosure regarding these costs in the second paragraph of page F-34. Explain for us why modified conditions related to the minimum duration of customer contracts in fiscal 2007 caused you to change your capitalization policy for these costs.

Due to a competitive market-situation, customer relationships are crucial value drivers in the cable industry. The access to a customer base permits KDG to deliver services in the future. Customer relationships are also important premises for the conversion of the business strategy in terms of the expansion of the business activities of KDG. Historically, KDG offered their products to end customers without having a fixed initial contract period in which the customer is committed to receive television and internet signals. The Company has changed the conditions of their products to have an initial fixed-term contract period. The Company’s policy under IFRS currently and consistent with prior years, is to capitalize incremental costs (other than customer incentives) incurred when obtaining a fixed term contract; therefore we have not changed our accounting policy.  Prior to the change in contract terms we generally did not have initial fixed term contracts, and therefore did not capitalize subscriber acquisition costs.

When entering into sales contracts with new subscribers, commissions are paid to sales personnel, which are external vendors. These costs compensate the sales person’s effort that is necessary to negotiate the contract.  A portion of these sales commissions are incurred when the Company obtains new subscribers with fixed-term contracts, including contracts that contain an initial minimum contract period. Other portions of sales commissions are either not incremental or these costs are incurred in connection with contracts without a minimum contract period.  Under IAS 38, to meet the definition of an intangible asset, the criteria a) identifiability (IAS 38.11-12), b) control (IAS 38.13-16) and c) future economic benefits (IAS 38.17) have to be fulfilled. The asset arises from contractual rights to deliver the customer with TV-signals in the future. This represents an enforceable and contractual right for KDG and therefore the identifiability criterion (a) is met. Since KDG began entering into subscriber contracts with an initial fixed-term contract period, KDG is able to enforce its legal position during that period and controls the asset. This means that the control criterion (b) is also met. The possibility to deliver customers with TV-signals in the future represents future economic benefits for KDG since revenues result from a future sale of services to the customer. Therefore, future economic benefits (c) are associated with subscriber acquisition costs.

Since the subscriber acquisition costs are directly attributable to obtaining specific contracts which meet the definition and recognition criteria of an intangible asset, the costs are incremental, that is, they would not have been incurred had the contracts not been entered into, and the costs can be measured reliably, the recognition criteria for subscriber acquisition costs related to fixed term contracts are met.

Under U.S. GAAP, a specific standard or interpretation dealing with whether or not subscriber acquisition costs should be expensed as incurred or capitalized and amortized over the life of the subscriber contract does not exist. The accounting policy the Company applies for subscriber acquisition costs is based on two separate SEC speeches that contain guidance that contract acquisition costs may be capitalized by applying accounting guidance by analogy to other U.S. GAAP pronouncements.

In a speech made by Donna L. Collier, a Professional Accounting Fellow at the Office of the Chief Accountant, to the 24th Annual AICPA National Conference on Current SEC Developments-SEC Speeches in 1996, it was stated that, generally, certain costs may be deferred if they are associated with multi-period, contractual, revenue producing activities. It was noted that U.S. GAAP allows for the capitalization of contract acquisition costs in both SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, and SFAS 60, “Accounting and Reporting by Insurance Enterprises”. The speaker noted that in practice constituents apply these standards by analogy as support for deferring other types of similar costs.

Further, in a 2004 SEC Speech before the 2004 AICPA National Conference on Current SEC and PCAOB Developments, Russell P. Hodge stated that while it is almost always acceptable to expense customer or contract acquisition costs there are several instances whereby SFAS 91 and FASB Technical Bulletin 90-1, “Accounting for Separately Prices Extended Warranty and Product Maintenance Contracts”, may be applied by analogy in instances where costs are incurred with specific customer contracts to capitalize these costs.

KDG considered the guidance of SFAS 51 that states that commissions and the portion of a salesperson’s compensation other than commissions for obtaining new subscribers are part of direct selling costs. We are not in the prematurity period, and since the direct selling costs without considering the portion of subscriber acquisition costs that is capitalized exceeds the initial hookup revenue, there is no impact to the amount of initial hookup revenue that shall be recognized in accordance with SFAS 51.11.

The Company’s policy under US GAAP is to capitalize subscriber acquisition costs to the extent permissible while applying SFAS 60 by analogy. However, for US GAAP the amortization period is limited to the contract term, resulting in a difference from IFRS in amortization period for cable access products as discussed further in our answer to question 15 below.

15         We note that you amortize subscriber acquisition costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer relationship period. Clarify whether you amortize subscriber acquisition costs over periods longer than the initial contract period and, if so, tell us your basis in the accounting literature for this policy.

IFRS states that after initial recognition, an intangible asset shall be carried at its cost less any accumulated amortization and any accumulated impairment losses (IAS 38.74). IAS 38.90 mentions factors that have to be considered in determining the useful life of an intangible asset, including typical product life cycles for the asset and public information on estimates of useful lives of similar assets that are used in a similar way and the period of control over the asset and legal or similar limits on the use of the asset.

Under IFRS, when control of an intangible asset is based on legal rights that have been granted for a finite period, the useful life cannot exceed that period unless the legal rights are renewable and there is evidence to support that they will be renewed. KDG’s cable access subscriber contracts are renewable, and KDG has historical evidence that suggests that customers renew their contracts for periods such that the average customer life is approximately 8.5 years.  Since these criteria were met for cable access products, the Company estimated the useful life to be longer than the initial contract period of the corresponding contract. In addition, when KDG has acquired a cable access customer list or relationship as an intangible asset that was acquired in connection with a business combination, KDG amortized the customer list over a period of 8.5 years in connection with the expected average customer life.  For high speed internet and Kabel Digital Home, the initial fixed-term contract period is used as the useful life of subscriber acquisition costs since there is no past evidence to support that these contracts will be renewed because these are relatively new products for KDG.

KDG used the initial fixed-term contract period as useful life of capitalized subscriber acquisition costs for all products under U.S. GAAP. The initial fixed-term contract period for KDG’s products is typically between 12 and 24 months.

In connection with responding to your comments we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions about the foregoing, please do not hesitate to contact Paul Thomason, Chief Finance Officer or Jana Enge, Finance Director.

Yours sincerely,

/s/ Paul Thomason
Paul Thomason
Chief Finance Officer